# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BOOST RUN INC., CIK 0002090646
CUSIP: 09940T100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5 Revere Drive, Suite 200, Northbrook, Illinois (IL), 60062
Date of event which requires filing of this statement: 05/12/2026
Filed by CIK 0001543122
Persons authorized to receive notices and communications: Boost Run Inc., 5 Revere Drive, Suite 200, Northbrook, Illinois (IL), 60062, (847) 489-3367

## Reporting persons
- B. Luke Weil (CIK 0001543122): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,038,632; shared voting power 0; sole dispositive power 2,038,632; shared dispositive power 0; aggregate amount beneficially owned 3,906,023 (12.25% of the class)
  Comment: (1) In reference to Items 7 and 9, this represents 2,038,632 shares of Class A Common Stock held directly by Mr. Weil or attributable to Mr. Weil through the Sponsor following distributions, including 1,125,000 Sponsor Earnout Shares. Does not include up to 336,000 shares issuable pursuant to the Weil Consulting Agreement or shares underlying Private Warrants.
  
  (2) In reference to Item 9, this consists of (i) 2,038,632 shares of Class A Common Stock held directly or through the Sponsor (including 1,125,000 Sponsor Earnout Shares), (ii) up to 336,000 shares of Class A Common Stock issuable pursuant to the Weil Consulting Agreement, and (iii) 1,531,391 shares of Class A Common Stock underlying Private Warrants held by the Sponsor that are attributable to Mr. Weil.
  
  (3) In reference to Item 12, this is based on a total of 31,895,656 shares of Class A Common Stock of the Issuer as of June 1, 2026 reported in the Issuer's Quarterly Report on Form 10-Q filed on June 1, 2026 with the Securities and Exchange Commission.
- Willow Lane Sponsor, LLC (CIK 0002038246): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,038,632; shared voting power 0; sole dispositive power 2,038,632; shared dispositive power 0; aggregate amount beneficially owned 2,038,632 (6.39% of the class)
  Comment: (4) In reference to Items 7, 9 and 11, this represents 2,038,632 shares of Class A Common Stock retained by the Sponsor after the transfer of 1,272,885 shares to the SPV on June 9, 2026, including 1,125,000 Sponsor Earnout Shares received on June 11, 2026. Mr. Weil, as sole managing member of the Sponsor, directs voting and dispositive decisions with respect to securities held by the Sponsor. Excludes 2,905,236 Private Warrants retained by Sponsor.
  
  (5) In reference to Item 13, this is based on a total of 31,895,656 shares of Class A Common Stock of the Issuer as of June 1, 2026 reported in the Issuer's Quarterly Report on Form 10-Q filed on June 1, 2026 with the Securities and Exchange Commission.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: BOOST RUN INC.
Address of issuer's principal executive offices: 5 Revere Drive, Suite 200, Northbrook, Illinois (IL), 60062

## Item 2. Identity and Background
Name of person filing: B. Luke Weil
Residence or business address: The principal business address of each of the Reporting Persons is c/o Willow Lane Acquisition Corp., 250 West 57th Street, Suite 415 New York, NY 10107
Present principal occupation or employment: Mr. Weil serves as a member of the Board of Directors of Boost Run Inc. He served as Chief Executive Officer and Chairman of the Board of Willow Lane Acquisition Corp. (the "SPAC") from its formation in July 2024 through the closing of the Business Combination. Mr. Weil is the sole managing member of the Sponsor. The Sponsor's principal business is holding securities of the Issuer.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Weil is a citizen of the United States. The Sponsor is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Sponsor originally acquired 4,628,674 shares of Willow Lane Class B Common Stock (the "Founder Shares") for approximately $25,000 (approximately $0.005 per share) in connection with the formation of Willow Lane Acquisition Corp. In addition, the Sponsor purchased 4,007,222 Private Placement Warrants (the "Private Warrants") at a price of $1.00 per warrant, for an aggregate purchase price of $4,007,222, in connection with the initial public offering of the SPAC.

On September 15, 2025, the Sponsor entered into a Transfer Agreement (the "Transfer Agreement") with Goodrich ILMJS LLC (the "SPV"), pursuant to which the SPV purchased from the Sponsor 1,272,885 Founder Shares (representing 27.5% of 4,628,674 Founder Shares) and 1,101,986 Private Warrants (representing 27.5% of 4,007,222 Private Warrants) at a purchase price of $1.75 per Founder Share, for an aggregate purchase price of $2,227,548.75.

Upon the closing of the Business Combination on May 8, 2026, the Founder Shares converted on a one-for-one basis into shares of Class A Common Stock of the Company. Following distributions from the Sponsor to its members and the transfer to the SPV, the Sponsor retains 913,632 shares of Class A Common Stock and 2,905,236 Private Warrants. Mr. Weil's direct holdings following distributions are 913,632 shares of Class A Common Stock.

In addition, pursuant to the Consulting Agreement dated January 13, 2026 (the "Weil Consulting Agreement"), between Boost Run Inc. and Mr. Weil, Mr. Weil may receive up to 336,000 shares of Class A Common Stock, subject to vesting based upon the Company's Class A Common Stock achieving volume-weighted average price ("VWAP") thresholds of $12.00, $14.50, and $17.50 per share (112,000 shares per tranche).

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired their securities in connection with the formation and initial public offering of Willow Lane Acquisition Corp. and the subsequent business combination (the "Business Combination") between Willow Lane Acquisition Corp. and Boost Run Holdings, LLC, which closed on May 8, 2026.

On June 9, 2026, the Sponsor transferred 1,272,885 shares of Class A Common Stock and 1,101,986 Private Warrants to the SPV pursuant to the Transfer Agreement. In connection with this transfer, the Company instructed Continental Stock Transfer & Trust Company, the Company's transfer agent, to remove the escrow legend from the transferred securities and to deliver such securities to the SPV bearing the Insider Letter Agreement legend and the Rule 144 affiliate legend.

Mr. Weil serves as a member of the Board of Directors of the Company.

Pursuant to the Weil Consulting Agreement, Mr. Weil provides advice on business strategy and corporate governance matters and uses his reasonable efforts to introduce the Company to potential clients and investors.

Mr. Weil, as a director and consultant to the Company, may have influence over the corporate activities of the Company, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may from time to time acquire additional securities of the Company, or sell or otherwise dispose of securities of the Company, in open market transactions, in privately negotiated transactions, or otherwise, in any manner permitted by applicable law.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: B. Luke Weil is the beneficial owner of 3,906,023 shares of Class A Common Stock, consisting of (i) 2,038,632 shares of Class A Common Stock held directly by Mr. Weil or through the Sponsor (including 1,125,000 Sponsor Earnout Shares), (ii) up to 336,000 shares of Class A Common Stock issuable pursuant to the Weil Consulting Agreement, and (iii) 1,531,391 shares of Class A Common Stock underlying Private Warrants held by the Sponsor that are attributable to Mr. Weil. Mr. Weil is the sole managing member of the Sponsor and holds voting and investment discretion over securities held by the Sponsor. Mr. Weil disclaims beneficial ownership of the securities held by the Sponsor except to the extent of any pecuniary interest therein. Willow Lane Sponsor, LLC is the beneficial owner of 2,038,632 shares of Class A Common Stock retained by the Sponsor after the transfer of 1,272,885 shares to the SPV, including 1,125,000 Sponsor Earnout Shares received on June 11, 2026 (excludes 2,905,236 Private Warrants). Mr. Weil, as sole managing member, directs voting and dispositive decisions with respect to securities held by the Sponsor. The percentages set forth herein are based on 31,895,656 shares of Class A Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q filed on June 1, 2026 with the Securities and Exchange Commission.
Number of shares as to which each person has sole or shared power to vote or dispose: B. Luke Weil has sole voting and sole dispositive power over 2,038,632 shares of Class A Common Stock. Willow Lane Sponsor, LLC has shared voting and shared dispositive power over 2,038,632 shares of Class A Common Stock.
Transactions in the class effected during the past sixty days: On June 9, 2026, the Sponsor transferred 1,272,885 shares of Class A Common Stock and 1,101,986 Private Warrants to Goodrich ILMJS LLC pursuant to the Transfer Agreement. Except as described herein, neither of the Reporting Persons has effected any transaction in the Class A Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The following is a description of all contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer:

Transfer Agreement

On September 15, 2025, the Sponsor entered into the Transfer Agreement with the SPV, pursuant to which the SPV purchased from the Sponsor 1,272,885 Founder Shares (representing 27.5% of the Sponsor's 4,628,674 Founder Shares) and 1,101,986 Private Warrants (representing 27.5% of the Sponsor's 4,007,222 Private Warrants) at a purchase price of $1.75 per Founder Share, for an aggregate purchase price of $2,227,548.75. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Transfer Agreement, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the Business Combination, the Sponsor entered into a Registration Rights Agreement with the Company, pursuant to which the Sponsor has demand and piggyback registration rights with respect to its securities. The Sponsor may make up to three demands for registration of its registrable securities. The Company bears all registration expenses. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 10.2 hereto and incorporated herein by reference.

Letter Agreement and Insider Letter Amendment

In connection with the SPAC's initial public offering, the Sponsor, directors, and officers of the SPAC entered into a Letter Agreement dated November 7, 2024, pursuant to which they waived their rights to liquidating distributions from the Trust Account, agreed to vote their Founder Shares in favor of an initial business combination, and agreed to certain lock-up and transfer restrictions. The Letter Agreement was amended by the Insider Letter Amendment dated September 15, 2025, in connection with the execution of the Business Combination Agreement. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement and the Insider Letter Amendment, which are filed as Exhibit 10.3 hereto and incorporated herein by reference.

Weil Consulting Agreement

On January 13, 2026, the Company and Mr. Weil entered into the Weil Consulting Agreement, pursuant to which Mr. Weil provides advice on business strategy and corporate governance matters and uses his reasonable efforts to introduce the Company to potential clients and investors. As consideration for such services, Mr. Weil is entitled to receive up to 336,000 shares of Class A Common Stock, vesting in three equal tranches of 112,000 shares each upon the Class A Common Stock achieving VWAP thresholds of $12.00, $14.50, and $17.50 per share during the applicable measurement periods. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Weil Consulting Agreement, which is filed as Exhibit 10.4 hereto and incorporated herein by reference.

Earnout Agreement

On September 15, 2025, the Sponsor entered into the Earnout Agreement in connection with the Business Combination, pursuant to which the Sponsor may earn up to 1,125,000 additional shares of Class A Common Stock ("Sponsor Earnout Shares") based upon the Class A Common Stock achieving VWAP performance thresholds of $12.50, $15.00, and $17.50 per share during the three-year Earnout Period following the closing of the Business Combination. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Earnout Agreement, which is filed as Exhibit 10.5 hereto and incorporated herein by reference.

Except as described above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The exhibits listed below are filed as part of this Schedule 13D.

10.1 Transfer Agreement, dated as of September 15, 2025, by and between Willow Lane Sponsor, LLC and Goodrich ILMJS LLC. (incorporated by reference to Exhibit 10.6 to Willow Lane's Current Report on Form 8-K, filed with the SEC on September 19, 2025)

10.2 Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.5 to Willow Lane's Current Report on Form 8-K, filed with the SEC on September 19, 2025)

10.3 Amendment to Letter Agreement, dated as of September 15, 2025, by and among Willow Lane Acquisition Corp., Willow Lane Sponsor, LLC, BTIG, LLC, Boost Run Inc., Legacy Boost Run and the members of the board of directors or management team of Willow Lane Acquisition Corp. who are signatories thereto. (incorporated by reference to Exhibit 10.3 to Willow Lane's Current Report on Form 8-K, filed with the SEC on September 19, 2025)

10.4 Consulting Agreement, dated as of January 13, 2026, by and between Boost Run, Inc. and B. Luke Weil (incorporated by reference to Exhibit 99.2 Current Report on Form 8-K, filed with the SEC on January 13, 2026)

10.5 Earnout Agreement, dated as of September 15, 2025, by and among Willow Lane Sponsor, LLC, Goodrich ILMJS LLC and Boost Run Inc. (incorporated by reference to Exhibit 10.7 to Willow Lane's Current Report on Form 8-K, filed with the SEC on September 19, 2025)

99.1* Joint Filing Agreement

## Signatures
- B. Luke Weil: /s/ B. Luke Weil, B. Luke Weil (06/15/2026)
- Willow Lane Sponsor, LLC: /s/ B. Luke Weil, B. Luke Weil/Managing Member (06/15/2026)